Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
PETROCHINA COMPANY LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES

The board of directors of PetroChina Company Limited (PetroChina) is pleased to announce that the mandatory conditional cash offer (the Offer) by PetroChina International (Singapore) Pte. Ltd. (the Offeror), an indirectly wholly owned subsidiary of PetroChina, for all of the issued and fully paid-up ordinary shares (excluding treasury shares) (the Shares) in the share capital of Singapore Petroleum Company Limited (the Target) other than those already owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it (the Offer Shares) in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, has closed at 5:30 p.m. on 4 September 2009.
As at 5:30 p.m. on 4 September 2009, the total number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it, and (ii) valid acceptances of the Offer in respect of 263,297,097 Offer Shares, amounted to an aggregate of 497,819,894 Shares, representing approximately 96.18% of the total Shares as at 4 September 2009.
The Offeror is entitled to and intends to exercise its right under the Companies Act of Singapore to compulsorily acquire all the Shares in respect of which acceptances have not been received by it pursuant to the Offer and make an application to delist the Target from the Singapore Exchange Securities Trading Limited.
This announcement is made pursuant to Rules 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.
Close of the Offer
Further to the announcements dated 24 May 2009 and 21 June 2009 issued by PetroChina, the board of directors of PetroChina is pleased to announce that the Offer made in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers has closed at 5:30 p.m. on 4 September 2009.

As at 5:30 p.m. on 4 September 2009, the Offeror has received valid acceptances of the Offer in respect of 263,297,097 Offer Shares, representing approximately 50.87% of the total Shares as at 4 September 2009 (the total Shares as at 4 September 2009 being 517,584,478 Shares).
On 24 May 2009, the Offeror entered into a conditional sale and purchase agreement, pursuant to which it had agreed to acquire 234,522,797 Shares from Keppel Oil and Gas Services Pte. Ltd. (the Acquisition), representing approximately 45.51% of the total Shares as at 24 May 2009. The Acquisition was completed on 21 June 2009.
As at 5:30 p.m. on 4 September 2009, PetroChina held a 100% indirect interest in the Offeror. The total number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it, and (ii) valid acceptances of the Offer, amounted to an aggregate of 497,819,894 Shares, representing approximately 96.18% of the total Shares as at 4 September 2009.
Compulsory Acquisition and Application for the Delisting of the Target
The Offeror is entitled to and intends to exercise its right under the Companies Act of Singapore to compulsorily acquire, at the offer price of S$6.25 for each Offer Share (approximately HK$33.67), all the Shares in respect of which acceptances have not been received by it pursuant to the Offer and make an application to delist the Target from the Singapore Exchange Securities Trading Limited.
This announcement contains translations between Singapore dollar and Hong Kong dollar amounts at S$1.00=HK$5.3877, being the exchange rate prevailing on 4 September 2009. The translations should not be taken as a representation that the Singapore dollars could actually be converted into Hong Kong dollar at such rates or at all.
By order of the Board of
PetroChina Company Limited
Li Hualin
Secretary to the Board
Hong Kong, 4 September 2009
As at the date of this announcement, the board of directors of PetroChina Company Limited comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.

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